SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Fiscal Council’s Opinion

The Fiscal Council of Gol Linhas Aéreas Inteligentes S.A., in the exercise of its legal and statutory attributions, having examined the Management Report, the Balance Sheet, the Statement of Income, the Statement of Comprehensive Income, the Statement of Changes in Shareholders' Equity, the Statement of Cash Flows, Statement of Value Added and respective Explanatory Notes, individual and consolidated, for the fiscal year ended December 31, 2022, and accompanied by the Independent Auditors' Report, it is of the opinion that the aforementioned pieces adequately reflect the equity situation and the economic and financial position of the Company on December 31, 2022, recognizing that they are in a position to be resolved by the Annual General Meeting.

São Paulo, March 21, 2023.

__________________________________	___________________________________
Renato Chiodaro	Marcelo Amaral Moraes

___________________________________
Carla Andrea Furtado Coelho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer